

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Harry L. You
Chief Financial Officer
Coliseum Acquisition Corp.
1180 North Town Center Drive , Suite 100
Las Vegas , NV 89144

> **Re: Coliseum Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 001-40514**

Dear Harry L. You:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Melissa Curvino